March 22, 2021

Division of Corporate Finance

Office of Finance

U. S. Securities and Exchange Commission

Washington, DC 20549

Re: Standard Premium Finance Holdings, Inc.

       Form 10

       Filed January 19, 2021

       File No. 000-56243

Greetings:

Standard Premium Finance Holdings, Inc. (the “Company”) has filed Amendment No. 2 to its original Registration Statement on Form 10 in response to the Comment Letter, dated March 18, 2021, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10 that was filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2021. Where appropriate, disclosure has been added by the Company to this Amendment No. 2 that responds to the Staff’s comments provided in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type followed by the Company’s response.

Amendment No. 1 to Form 10, filed March 2, 2021

Business

Our Loan Referral Base, page 2

1.

We note your response to our prior comment 2. Please refer to the fourth bullet point in the fourth paragraph in this section. Please clarify what you mean that the borrower's agent or broker "[s]tates that the financed policies do not contain an audit or reporting form." In that regard, please briefly explain what type of audit or reporting form you are referring to, or advise.

In the property and casualty insurance industry, some insurance policies contain provisions for audits or other additional reporting. These provisions may allow the insurance company to evaluate (audit) the premium after cancellation. Such provisions may delay or reduce the amount of unearned premium. Since the unearned premium represents the collateral in our loan, this would have a detrimental effect on us. It is Company policy to avoid financing these types of policies. The Company did not revise the filing in response to this comment and is clarifying in this letter.

Risk Factors, page 9

2.

Please provide a risk factor to address the risks to your business of relying on non-contractual relationships for your loan referral base.

We have added an additional risk factor to address this comment in the Risk Factors section of the Form-10.

Critical Accounting Policies and Estimates

Allowance for Premium Finance Contract Receivable Losses, page 21

3.

We note your response to comment 16. Based upon disclosures provided in your financial statement footnotes on pages F-10 and F-28, it appears that your entire allowance for doubtful accounts recorded is for premium finance contracts cancelled and for amounts due from agents. Therefore, please tell us and revise your filing to address the following:

•

How you determined no allowance for doubtful accounts was required on your insurance premium finance contracts outstanding, which have outstanding balances of $38.6 million and $36.4 million as of September 30, 2020 and December 31, 2019, respectively;

The Company considers its entire loan base, including open and cancelled contracts, when determining the allowance for doubtful accounts. Before the Company submitted its Financial Statements through EDGAR, the word “cancelled” was hidden in our Excel tables embedded in our PDF Financial Statements. Through the EDGAR process, the word “cancelled” appeared unintentionally. In response to this comment, the Company has removed the word “cancelled” from the tables for Footnote 3 of the Q3 2020 and FY 2019 Financial Statements to clarify that the portion of the allowance related to premium finance contracts is satisfactory for ALL contracts, not just cancelled contracts.

•

How you considered your disclosure on page 24 that historical losses are approximately 1% to 1.5% of the principal amount of loans made each year in your determination of the allowance for doubtful accounts; and

The Company uses a balance-sheet approach to determine the ending balance to the allowance for doubtful accounts. However, the Company analyzes other factors, including historical losses in determining the adequacy of the allowance for doubtful accounts. This historical rate is used in internal profitability analyses and management decision making. The Company has amended the third paragraphs of Item 2 - Critical Accounting Policies and Estimates to state that we consider historical losses in determining the adequacy of the allowance.

•

Explain why, only upon the occurrence of premium finance contracts being cancelled and when additional amounts are due from agents, you record an allowance for doubtful accounts.

Please refer to our response in Bullet Point #1 to this Comment #3 as it will also clear this comment. The allowance for doubtful accounts for premium finance contracts covers open and cancelled contracts.

Sincerely,

Brian Krogol

Vice President of Accounting

Standard Premium Finance Holdings, Inc.